UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 63078/October 13, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-14043

In the Matter of	:	ORDER MAKING FINDINGS AND
	:	REVOKING REGISTRATION BY
PROSPERO GROUP	:	DEFAULT

SUMMARY

This Order revokes the registration of the registered securities of Prospero Group. The revocation is based on Prospero Group's repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on September 13, 2010, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Prospero Group is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that it has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Prospero Group was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) on September 16, 2010.[1] To date, it has failed to file an Answer to the OIP, due twenty days after service. See OIP at 2; 17 C.F.R. § 201.220(b). Thus, Prospero Group has failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Prospero Group is in default, and the undersigned finds the allegations in the OIP to be true. See OIP at 2; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Prospero Group, pursuant to 17 C.F.R. § 201.323.

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[1] Prospero Group was served with the OIP by USPS Express Mail attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

II. FINDINGS OF FACT

Prospero Group is a Nevada corporation that reports having its principal executive offices in New York, New York, but appears to have its primary place of business in Nassau, the Bahamas. Prospero Group purports to be an oil and gas company and/or "multi-faceted business operation" with investments in resort development, malaria treatments, and water purification. Its common stock is registered with the Commission pursuant to Section 12(g) of the Exchange Act. Prospero Group is delinquent in its periodic filings with the Commission and has repeatedly failed to meet its obligation to file timely reports, having not filed any periodic reports since it filed, in December 2009, a Form 10-K for its fiscal year ended March 31, 2009.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Prospero Group violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registration of the registered securities of Prospero Group will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants.   Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Prospero Group's violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j), the REGISTRATION of the registered securities of Prospero Group is REVOKED.

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Carol Fox Foelak
Administrative Law Judge